UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

08030559

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-52989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2007** and ending **December 31, 2007**

A. REGISTRANT INFORMATION

Official Use Only
Firm ID No

NAME OF BROKER-DEALER:
Jump Trading, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
600 West Chicago, Suite 825
(No. and Street)

Chicago (City) | Illinois (State) | 60610 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Carey Harrold | (312) 930-9603 (Area Code – Telephone No.)

B: ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

SEC Mail Processing Section

225 N. Michigan Avenue, Suite 1100
(No and Street)

MAR 03 2008

Chicago (City) | Illinois (State) | 60601 (Zip Code)

PROCESSED

Washington, DC
101

CHECK ONE:

APR 01 2008
THOMSON FINANCIAL

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Carey Harrold**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Jump Trading, LLC** as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Carey Harrold
Signature

CFO
Title

Tessa Wendling
Notary Public

Official Seal
Tessa Wendling
Notary Public State of Illinois
My Commission Expires 03/17/2010

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Members
Jump Trading, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Jump Trading, LLC as of December 31, 2007, and the related statements of operations and changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jump Trading, LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information identified in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Chicago, Illinois
February 23, 2008

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

JUMP TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS	
ASSETS	
Cash and cash equivalents	$ 2,746,519
U.S. Treasuries	17,306,877
Due from broker-dealers and clearing organizations	120,095,936
Securities owned, at market value	240,691,588
Memberships in exchanges, at cost, market value $42,500,000	20,418,428
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation and amortization of $2,486,361	15,731,944
Deposits with clearing organization	10,000
Other assets	407,762
TOTAL ASSETS	$ 417,409,054
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Securities sold, not yet purchased, at market value	$ 212,409,742
Commodity futures and options positions	3,349,880
Accrued state income taxes	1,466,000
Accounts payable and accrued expenses	60,192,897
Total Liabilities	277,418,519
MEMBERS' EQUITY	139,990,535
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 417,409,054

See notes to financial statements.

END